Exhibit 12.1

HCP, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

and RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended	Year ended December 31,
	September 30, 2011	2010	2009	2008	2007	2006
	(In thousands, except ratios)

RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization:	$317,903	$288,657	$298,898	$349,313	$358,834	$213,331
Rental Expense	4,686	5,939	6,039	6,008	8,151	4,212
Capitalized Interest	19,395	21,664	25,917	27,490	12,346	895

Fixed Charges	$341,984	$316,260	$330,854	$382,811	$379,331	$218,438

Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	$451,199	$388,927	$99,581	$225,404	$124,799	$33,208
Add Back Fixed Charges	341,984	316,260	330,854	382,811	379,331	218,438
Add Distributed Income from Equity Investees	2,462	5,373	7,273	6,745	5,264	8,331
Less Capitalized Interest	(19,395)	(21,664)	(25,917)	(27,490)	(12,346)	(895)
Less Minority Interest from Subsidiaries without Fixed Charges	(9,529)	(15,517)	(13,049)	(17,996)	(20,110)	(19,895)

Total	$766,721	$673,379	$398,742	$569,474	$476,938	$239,187

Ratio of Earnings to Fixed Charges	2.24	2.13	1.21	1.49	1.26	1.09

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization:	$317,903	$288,657	$298,898	$349,313	$358,834	$213,331
Preferred Stock Dividend	15,848	21,130	21,130	21,130	21,130	21,130
Rental Expense	4,686	5,939	6,039	6,008	8,151	4,212
Capitalized Interest	19,395	21,664	25,917	27,490	12,346	895

Fixed Charges	$357,832	$337,390	$351,984	$403,941	$400,461	$239,568

Earnings (see above)	$766,721	$673,379	$398,742	$569,474	$476,938	$239,187

Ratio of Earnings to Fixed Charges	2.14	2.00	1.13	1.41	1.19	— (1)

(1)         For the Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends for Year Ended December 31, 2006, fixed charges exceeded earnings resulting in a deficiency of $381,000.